Exhibit (a)(12)

FOR IMMEDIATE RELEASE

                                                 For further information, call:
                                                 Alan Miller
                                                 Innisfree M&A Incorporated
                                                 (212) 750-5831

    GOLDEN CYCLE CONSIDERING RESPONSES TO GLOBAL MOTORSPORT RECAPITALIZATION
                                    PROPOSAL

     WYNNEWOOD, PA, May 27, 1998 -- Golden Cycle, LLC said today that it is reviewing its possible alternatives in view of the recapitalization proposal announced by Global Motorsport Group (NASDAQ: CSTM) on Friday. Roger Grass, Vice President of Golden Cycle, said "We are disappointed that Global Motorsport has not given us the same information used in their highly conditional proposed transaction with Fremont Partners which purports to lock out other buyers for at least a month and impose a break-up fee on superior offers. We will determine our response to the company's announcement as soon as we have had an opportunity to review the letter of intent."

     Golden Cycle has extended the expiration date of its tender offer for all outstanding shares of Global Motorsport Group, Inc. to 12:00 midnight, New York City time, on Tuesday, June 30, 1998. Golden Cycle said it has received tenders of approximately 99,736 shares of Global Motorsport Group.